January 13, 2016

Dear Investor:

We are writing to inform you that after much deliberation, we have decided to wind down the CPG Alternative Strategies Fund, LLC (the "Fund") as of this upcoming quarter end, March 31, 2016. After careful consideration of a number of factors, including the outlook for the strategy in the current environment and the likelihood of assets declining, we have decided that liquidating the Fund is in the best interests of investors. Accordingly, we and the Board of Directors have decided to cancel the tender offer for the Fund that began on December 23, 2015.

The Fund will be liquidated in an orderly process that seeks to maximize value. We currently expect that proceeds will be paid to you in installments. It is anticipated that distributions will be paid as follows:

●	Late May 2016 – at least 90% of the value of your Units as of their March 31, 2016 value

●
The remaining proceeds will be paid promptly upon receipt of distributions from the Fund's underlying investments and upon the conclusion of the Fund's final audit, which we expect will occur in April 2017.

No action by you is required. Please note that in light of the liquidation, the Fund will cancel its current tender offer.

Proceeds from the liquidation will be deposited in your brokerage or custodial account of record. Otherwise, a check will be mailed directly to you at your mailing address as listed in the Fund's records.

Should you have any questions, please do not hesitate to contact your Financial Adviser or Central Park Group at alternativestrategies@centralparkgroup.com or (212) 317-9200.

Thank you for your continued support.

Sincerely,

Central Park Group

Mitchell Tanzman & Greg Brousseau
Co-CEO & Co-CIO